SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-2-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 5)1

NetManage, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

641144308

(CUSIP Number)

Bryant R. Riley

Riley Investment Management LLC

11100 Santa Monica Blvd.

Suite 810

Los Angeles, CA 90025

(310) 966-1445

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

———————

1  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 641144308	13D	Page 2

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Riley Investment Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 536,111[1]
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 46,509[2]
EACH REPORTING	9	SOLE DISPOSITIVE POWER 536,111[1]
PERSON WITH	10	SHARED DISPOSITIVE POWER 46,509[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 536,111[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [x]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%[3]
14	TYPE OF REPORTING PERSON* IA

———————

1

Because Riley Investment Management LLC has sole investment and voting power over 536,111 shares of Common Stock owned by Riley Investment Partners, L.P. and Riley Investment Partners Master Fund, L.P., Riley Investment Management LLC may be deemed to have beneficial ownership of these shares.

2

Riley Investment Management LLC has shared voting and dispositive power over 46,509 shares of Common Stock owned of by an investment advisory client of Riley Investment Management LLC.  However, Riley Investment Management LLC disclaims beneficial ownership of these shares.

3

Based on 9,457,683 shares of common stock of NetManage, Inc. (“NetManage” or the “Issuer”) outstanding at October 10, 2006, as reported in NetManage’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 filed with the Securities and Exchange Commission on November 3, 2006.

CUSIP No. 641144308	13D	Page 3

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Riley Investment Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 525,460
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER 525,460
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 525,460
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%[1]
14	TYPE OF REPORTING PERSON* PN

———————

1

Based on 9,457,683 shares of common stock of NetManage, Inc. (“NetManage” or the “Issuer”) outstanding at October 10, 2006, as reported in NetManage’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 filed with the Securities and Exchange Commission on November 3, 2006.

CUSIP No. 641144308	13D	Page 4

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Riley Investment Partners Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 10,651
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER 10,651
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,651
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%[1]
14	TYPE OF REPORTING PERSON* PN

———————

Based on 9,457,683 shares of common stock of NetManage, Inc. (“NetManage” or the “Issuer”) outstanding at October 10, 2006, as reported in NetManage’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 filed with the Securities and Exchange Commission on November 3, 2006.

CUSIP No. 641144308	13D	Page 5

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Bryant R. Riley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES	7	SOLE VOTING POWER 536,111[1]
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 46,509[2]
EACH REPORTING	9	SOLE DISPOSITIVE POWER 536,111[1]
PERSON WITH	10	SHARED DISPOSITIVE POWER 46,509[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 536,111
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [x]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%[3]
14	TYPE OF REPORTING PERSON* IN

———————

1

Because Riley Investment Management LLC has sole voting and investment power over Riley Investment Partners, L.P.’s  and Riley Investment Partners Master Fund, L.P.’s security holdings and Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls their voting and investment decisions, Mr. Riley may be deemed to have beneficial ownership of the 536,111 shares owned by Riley Investment Partners, L.P. and Riley Investment Partners Master Fund, L.P.

Riley Investment Management LLC has shared voting and dispositive power over 46,509 shares of Common Stock owned by an investment advisory clients of Riley Investment Management LLC.  Although Mr. Riley controls Riley Investment Management LLC’s voting and investment decisions for its investment advisory clients, Mr. Riley disclaims beneficial interest in these shares.

CUSIP No. 641144308	13D	Page 6

Based on 9,457,683 shares of common stock of NetManage, Inc. (“NetManage” or the “Issuer”) outstanding at October 10, 2006, as reported in NetManage’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 filed with the Securities and Exchange Commission on November 3, 2006.

CUSIP No. 641144308	13D	Page 7

Item 2.

Identity and Background

Item 2 as previously filed is amended and restated as follows:

(a)

Riley Investment Partners, L.P. (a Delaware limited partnership, formerly known as SACC Partners LP)

Riley Investment Partners Master Fund, L.P. (a Cayman Islands limited partnership)

Riley Investment Management LLC (Delaware limited liability company)

Mr. Bryant R. Riley (individual residing in California)

(b)

11100 Santa Monica Blvd.

Suite 810

Los Angeles, CA 90025

(c)

Mr. Riley manages and owns all of the outstanding membership interests of Riley Investment Management LLC (“RIM”), an SEC registered investment adviser.  RIM is the investment adviser to and general partner of Riley Investment Partners, L.P. (“RIP”) and Riley Investment Partners Master Fund, L.P. (“Master”).  Mr. Riley, RIM, RIP and Master are located at the address specified in (b) above.

(d)

N/A

(e)

N/A

(f)

United States

Item 4.

Purpose of the Transaction

Item 4 as previously filed is hereby amended to add the following:

On February 2, 2007, RIM sent a letter to the Issuer’s Board of Directors.  Among other things, the letter expressed their concern with the Issuer’s operational and financial condition and future outlook.  In the letter, RIM called on the Issuer’s board of directors for decisive action to change the Issuer’s current strategy.  The letter urged the directors to seek a sale of the Issuer to a strategic or financial buyer and complete its evaluation of the current offer to acquire the Issuer, as reported on January 17, 2007.  RIM stated that it plans to evaluate the directors’ commitment to the sales process, and views the board’s decisions going forward as important factors in the evaluation of director nominations in the Issuer’s next annual meeting   The foregoing description of the letter is qualified in its entirety by reference to the letter attached as Exhibit A.

Item 5.

Interest in Securities of the Issuer

Item 5 as previously filed is hereby amended and restated as follows:

(a)

With respect to each Reporting Person, see the response set forth in Rows 11 and 13, including the footnotes thereto.

(b)

See Item 5(a) and, with respect to each Reporting Person, the responses to Rows 7 through 10 set forth for such Reporting Person on the cover pages hereto.

CUSIP No. 641144308	13D	Page 8

(c)

The following are transactions effected in Common Stock that have taken place since the Reporting Persons’ previous Schedule 13D filing.

Investment Advisory Client	Date	Transaction Code	Quantity	Price
	01/24/2007	Buy	516	5.5
	01/29/2007	Buy	448	5.5

Master	1/24/2007	Buy	5,706	5.5
	1/29/2007	Buy	4,945	5.5

(d)

As the beneficial owner of 46,509 shares of the Issuer’s Common Stock, RIM’s client referenced to above is entitled to any dividends or proceeds paid, not any of the Reporting Persons.

(e)

Not applicable.

Item 7.

Material to be filed as Exhibits

EXHIBIT A:

Letter, dated February 2, 2007, from Riley Investment Management LLC to NetManage, Inc.

CUSIP No. 641144308	13D	Page 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 5, 2007

Riley Investment Management LLC

By:	/s/ Bryant R. Riley
Bryant R. Riley, Managing Member

Riley Investment Partners, L.P.
By: Riley Investment Management LLC, its General
Partner
By:	/s/ Bryant R. Riley
Bryant R. Riley, Managing Member

Riley Investment Partners Master Fund, L.P.
By: Riley Investment Management LLC, its General
By:	/s/ Bryant R. Riley
Bryant R. Riley, Managing Member

By:	/s/ Bryant R. Riley
Bryant R. Riley